Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2013
and the year to date June 30, 2014

	Year ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
	-------------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,088,238	$1,203,742	$1,219,603	$1,214,477	$1,224,565	$623,522
Distributed income of equity investees	—	2,486	7,371	7,126	3,649	—
Interest expense, net of amounts capitalized	298,495	303,165	298,934	286,748	258,587	125,289
Interest component of rental expense	39,442	23,094	18,573	18,930	17,234	7,092
AFUDC - Debt funds	33,112	13,992	8,751	6,810	11,236	7,776
Earnings as defined	$1,459,287	$1,546,479	$1,553,232	$1,534,091	$1,515,271	$763,679
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$287,066	$287,075	$279,880	$266,610	$239,681	$117,851
Interest on affiliated loans	10,291	7,196	7,119	7,476	7,081	3,444
Interest on interim obligations	69	15	44	9	17	57
Amortization of debt discount, premium and expense, net	11,050	10,368	9,437	10,062	13,374	6,665
Other interest charges	23,131	12,503	11,205	9,401	10,017	5,048
Interest component of rental expense	39,442	23,094	18,573	18,930	17,234	7,092
Fixed charges as defined	$371,049	$340,251	$326,258	$312,488	$287,404	$140,157
RATIO OF EARNINGS TO FIXED CHARGES	3.93	4.55	4.76	4.91	5.27	5.45